UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington,
DC 20549

SCHEDULE 13D
Amendment Number 1
Under the Securities Exchange Act of 1934 Abitibi-Price Inc.
Common Stock without par value
Cusip #:  003-680-10-5

Nolan Altman
Tiger Management L.L.C..
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

February 4, 1997
(Date of event which required filing of this statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip Number: 003-680-10-5
Item 1.  Tiger Management L.L.C.
Item 4.  WC

Item 6.  Delaware
Item 7.  None
Item 8.  5,451,800 shares
Item 9.  None
Item 10. 5,451,800 shares
Item 11. 5,451,800 shares
Item 13. 6.1%
Item 14. IA


Cusip Number:  003-680-10-5
Item 1.  Tiger Performance L.L.C.
Item 4.  WC
Item 6.  Delaware
Item 7.  None
Item 8.  2,811,300 shares
Item 9.  None
Item 10. 2,811,300 shares
Item 11. 2,811,300 shares
Item 13. 3.2%
Item 14. IA


Cusip Number:  003-680-10-5
Item 1. Panther Management Company,
L.P.
Item 4.  WC
Item 6.  Delaware
Item 7.  None
Item 8.  411,400 shares
Item 9.  None
Item 10. 411,400 shares
Item 11. 411,400 shares
Item 13. 0.5%
Item 14. IA  PN



Cusip Number:  003-680-10-5

Item 1.  Panther Partners, L.P.
Item 4.  WC
Item 6.  Delaware
Item 7.  None
Item 8.  411,400 shares
Item 9.  None
Item 10. 411,400 shares
Item 11. 411,400 shares
Item 13. 0.5%
Item 14. IA  PN



Cusip Number:  003-680-10-5

Item 1.  Julian H. Robertson, Jr.
Item 4.  WC
Item 6.  U.S.
Item 7.  None
Item 8.  8,674,500 shares
Item 9.  None
Item 10. 8,674,500 shares
Item 11. 8,674,500 shares
Item 13. 9.7%
Item 14. IN

This Amendment Number 1 restates this
introductory paragraph and amends Item 4 and
Item 5 of the Schedule 13D filed on October
7, 1996 relating to the shares of common stock without par value of Abitibi-Price
Inc.,on behalf of Tiger Management L.L.C.
("TMLLC") and Tiger Performance L.L.C.
("TPLLC"), each of which is a Delaware
limited liability company; and Panther
Management Company, L.P. ("PMCLP") and
Panther Partners, L.P. ("Panther"), each of which is a Delaware limited partnership.
Each of TMLLC, TPLLC and PMCLP is an
investment adviser registered under the
Investment Advisers Act of 1940; Panther is an investment company registered under the Investment Company Act of 1940; Julian H.
Robertson, Jr. ("Mr. Robertson") is the
ultimate controlling person of each of
TMLLC, TPLLC and PMCLP (collectively, the
"Reporting Persons").
Item 4 of the Schedule 13D, "Purpose of
Transaction," is hereby amended as follows:
The Reporting Persons intend to review, on a continuing basis, their investment in the issuer and, based on that review, may increase or decrease their position in the issuer. Item
5 of Schedule 13D, "Interest in
Securities of the Issuer," is hereby
amended as follows: (a)  The aggregate
numbers and percentages of shares
outstanding of common stock beneficially owned is set forth below. The percentages are computed based on 89,022,479 shares of common stock outstanding.

                                   Percent
                    Number of      of
Name                Shares         Shares
                                   O/S
TMLLC               5,451,800      6.1%
TPLLC               2,811,300      3.2%
PMCLP               411,400        0.5%
Panther             411,400*       0.5%
Mr. Robertson       8,674,500**    9.7%

* PMCLP and Panther may be deemed to beneficially own the same shares.

** Reflects beneficial ownership imputed under the Commission's rules to Mr. Robertson as the ultimate controlling person of TMLLC, TPLLC and PMCLP.

(c)  Set forth below are the trade
dates, numbers of shares and prices
per share (in Canadian dollars) of the
transactions of the common stock on
the Toronto Stock Exchange within the
past sixty days.

                    Purchases   Price Per Share,
Name/Date           (Sales)     Canadian Ddollars

TMLLC:
1/2/97              252,900     21.5775
1/2/97              38,800      21.70
2/3/97              40,000      21.70
2/4/97              (1,539,700) 22.25
2/5/97              (25,100)    22.25


TPLLC:
1/2/97              (38,800)    21.70
2/3/97              (40,000)    21.70
2/4/97              (793,900)   22.25
2/5/97              (12,900)    22.25


PMCLP on behalf of Panther:
1/2/97              (252,900)
21.5775
2/4/97              (116,400)    22.25
2/5/97              (2,000)      22.25


(d) The advisees of the Reporting Persons have the right to receive dividends from or proceeds from the sale of the Shares. The interest of one advisee, The Jaguar Fund, N.V., a Netherlands Antilles
Corporation,exceeds five percent of the class.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997
TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman, Chief Financial Officer


PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation, its General
Partner

/s/  Nolan Altman, Chief Financial Officer


PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P., its General
Partner
By:  Panther Management Corporation, its General
Partner


/s/  Nolan Altman, Chief Financial Officer

JULIAN H. ROBERTSON, JR.


By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT
The undersigned agree that this Amendment Number 1 to Schedule 13D dated February 12 1997 relating to shares of common stock of AbitibiPrice Inc. shall be filed on behalf of each of the undersigned.
TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial Officer


TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial Officer


PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation, its General
Partner

/s/  Nolan Altman, Chief Financial Officer


PANTHER PARTNERS, L.P.
By:  Panther Management Company,
L.P., its General Partner
By:  Panther Management Corporation, its
General Partner


/s/  Nolan Altman, Chief Financial
Officer


JULIAN H. ROBERTSON, JR.


By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95